UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

John G. Finley, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

CUSIP No.:  05329W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) ESL Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 32,767,921
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 32,767,921
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,052,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:  05329W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) ESL Institutional Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 221,701
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 221,701
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,052,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:  05329W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) ESL Investors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8,571,514
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 8,571,514
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,052,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:  05329W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) ESL Investments, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 49,728,470
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 49,728,470
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,052,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.:  05329W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) CBL Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,712,083
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 5,712,083
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,052,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:  05329W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Tynan, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,406
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 2,406
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,052,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:  05329W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) ESL Investment Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 61,964
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 61,964
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,052,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:  05329W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) RBS Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 43,794,686
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 43,794,686
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,052,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:  05329W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) RBS Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 221,701
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 221,701
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,052,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:  05329W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Edward S. Lampert
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 49,920,434
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 49,920,434
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,052,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.:  05329W102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) William C. Crowley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 132,406
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 132,406
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,052,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 13 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”).  This Amendment No. 13 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc. (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC (“Tynan”), ESL Investment Management, L.P., a Delaware limited partnership (“ESLIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, LLC, a Delaware limited liability company (“ ;RBSIM”), Edward S. Lampert, and William C. Crowley, both United States citizens, by furnishing the information set forth below.  ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr.  Lampert and Mr. Crowley are collectively defined in this Amendment as the “Filing Persons.”  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment No. 13 to report the filing of notices under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).  The notices are being filed because of the expiration earlier this year of the 5-year clearance period for the purchase of Shares by ESL and Investors obtained as a result of HSR Act filings made in 2002.  The current HSR Act filings will allow ESL and Investors to acquire additional Shares in open market transactions or otherwise once the applicable HSR Act waiting period expires or is terminated.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Filing Persons purchased the Shares reported herein as part of their ordinary course investment activities and intend to review on a continuing basis their investment in the Issuer.  Depending on their review and evaluation of the business and prospects of the Issuer and the price level of the Shares, or such other factors as they may deem relevant, the Filing Persons may acquire additional Shares; may sell all or any part of their Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933; may distribute Shares to various of their partners or may engage in any combination of the foregoing.  Subject to applicable law, the Filing Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares.  Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Filing Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Filing Persons, general stock market and economic conditions, tax considerations and other factors.

Mr. Crowley serves on the Board of Directors of the Issuer.  As a result of the Filing Persons’ ongoing review and evaluation of the business of the Issuer, the Filing Persons may, through Mr. Crowley’s representation on the Board of Directors of the Issuer and otherwise, continue to communicate with the Board of Directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board of Directors to create stockholder value.

Notices under the HSR Act are expected to be filed on September 28, 2007 because of the expiration earlier this year of the 5-year clearance period for the purchase of Shares by ESL and Investors obtained as a result of HSR Act filings made in 2002.  The current HSR Act filings will allow ESL and Investors to acquire additional Shares in open market transactions or otherwise once the applicable HSR Act waiting period expires or is terminated.

Other than as described in this Item 4, none of the Filing Persons, nor, to the knowledge of each Filing Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Filing Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 50,052,840 Shares (approximately 24.8% of the outstanding Shares based on the Issuer having 202,064,138 Shares outstanding on July 23, 2007, as disclosed in the Issuer’s last quarterly report on Form 10-Q).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER

ESL Partners, L.P.	50,052,840 (1)	24.8%	32,767,921	0	32,767,921	0
ESL Institutional Partners, L.P.	50,052,840 (1)	24.8%	221,701	0	221,701	0
ESL Investors, L.L.C.	50,052,840 (1)	24.8%	8,571,514	0	8,571,514	0
ESL Investments, Inc.	50,052,840 (1)	24.8%	49,728,470 (2)	0	49,728,470 (2)	0
CBL Partners, L.P.	50,052,840 (1)	24.8%	5,712,083	0	5,712,083	0
Tynan, LLC	50,052,840 (1)	24.8%	2,406	0	2,406	0
ESL Investment Management, L.P.	50,052,840 (1)	24.8%	61,964	0	61,964	0
RBS Partners, L.P.	50,052,840 (1)	24.8%	43,794,686 (3)	0	43,794,686 (3)	0
RBS Investment Management, LLC	50,052,840 (1)	24.8%	221,701 (4)	0	221,701 (4)	0
Edward S. Lampert	50,052,840 (1)	24.8%	49,920,434 (5)	0	49,920,434 (5)	0
William C. Crowley	50,052,840 (1)	24.8%	132,406 (6)	0	132,406 (6)	0

(1)

This number consists of 32,767,921 Shares held by ESL, 221,701 Shares held by Institutional, 8,571,514 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 2,406 Shares held by Tynan, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS, 130,000 Shares held by Mr. Lampert and 130,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(2)

This number consists of 32,767,921 Shares held by ESL, 221,701 Shares held by Institutional, 8,571,514 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL and 2,455,251 Shares held by RBS.

(3)

This number consists of 32,767,921 Shares held by ESL, 8,571,514 Shares held in an account established by the investment member of Investors and 2,455,251 Shares held by RBS.

(4)

This number consists of 221,701 Shares held by Institutional.

(5)

This number consists of 32,767,921 Shares held by ESL, 221,701 Shares held by Institutional, 8,571,514 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS and 130,000 Shares held by Mr. Lampert.

(6)

This number consists of 2,406 Shares held by Tynan and 130,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(c)

Other than a distribution on August 1, 2007 of 2,455,251 Shares from an account established by the investment member of Investors to RBS in accordance with the terms of the limited liability company operating agreement of Investors, there have been no transactions in Shares by any of the Filing Persons during the 60 days prior to the date hereof.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

ESL and the Issuer continue to have an understanding pursuant to which, to the extent that ESL and the Issuer express an interest in purchasing Shares from third parties from time to time, each would refrain from purchasing Shares from third parties on certain days determined in advance, in order to ensure that both the Issuer and ESL are not purchasing Shares on the same day.  ESL may notify the Issuer if ESL decides not to purchase Shares on any particular day.  There can be no assurance that ESL will purchase Shares or, if it purchases Shares, that it will continue to do so.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2007

ESL PARTNERS, L.P.

By:

RBS Partners, L.P., as its general partner

By:

ESL Investments, Inc., as its general partner

By:

 /s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

ESL INSTITUTIONAL PARTNERS, L.P.

By:

RBS Investment Management, L.L.C., as its general partner

By:

ESL Investments, Inc., as its manager

By:

 /s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

ESL INVESTORS, L.L.C.

By:

RBS Partners, L.P., as its managing member

By:

ESL Investments, Inc., as its general partner

By:

 /s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

ESL INVESTMENTS, INC.

By:

 /s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

CBL PARTNERS, L.P.

By:

ESL Investments, Inc., as its general partner

By:

 /s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

TYNAN, LLC

By:

 /s/ William C. Crowley

Name:  William C. Crowley
Title:  Member

ESL INVESTMENT MANAGEMENT, L.P.

By:  ESL INVESTMENT MANAGEMENT (GP), L.L.C.,
its general partner

By:

 /s/ Edward S. Lampert

Name:  Edward S. Lampert

Title:  Managing Member

RBS PARTNERS, L.P.

By:

ESL Investments, Inc., as its general partner

By:

 /s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

RBS INVESTMENT MANAGEMENT, L.L.C.

By:

ESL Investments, Inc., as its manager

By:

 /s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

EDWARD S. LAMPERT

 /s/ Edward S. Lampert

Edward S. Lampert

WILLIAM C. CROWLEY

 /s/ William C. Crowley

William C. Crowley